MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2020

November 3, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the nine months ended September 30, 2020 and 2019, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2019. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including: our belief as to the potential of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals and objectives for the development of pelareorep; our plan to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding enrollment under our various clinical trials and the intended and anticipated results, benefits and opportunities therefrom; our planned 2020 development activity for pelareorep, our 2020 manufacturing program; our anticipated 2020 expenses relating to clinical trials, manufacturing, intellectual property, research collaborations and other research and development and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our plans for funding our capital expenditure requirements; our approach to foreign exchange risk mitigation; and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

Pelareorep Development Update For 2020

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During the first nine months of 2020, there was a global outbreak of a novel coronavirus identified as the SARS-coronavirus-2 (SARS-CoV-2) leading to the associated coronavirus infectious disease 2019 (COVID-19). In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures.

We have developed a robust business continuity plan to ensure the safety of patients, employees, and investigators, as well as the productivity of our clinical programs. We expect that the continued execution of this plan will allow us to build on the positive momentum of the past two quarters, despite any COVID-19-related challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may impact clinical timelines.

The global outbreak of COVID-19 has also caused significant fluctuations in stock markets and global economic activity. The scale and duration of these developments remain uncertain and could affect our ability to finance our operations.

Clinical Trial Program

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our clinical development program centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies. Our focus is to deliver a demonstration of enhanced antitumor efficacy with high profile checkpoint inhibitors as we believe this is the most immediately impactful clinical data and the most expeditious path to approval.

Third Quarter 2020 Developments

Clinical studies aiding registration program

Collaboration with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into an agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab, a human anti-PD-L1 antibody, for the treatment of hormone-receptor positive, human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (mBC). The cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. The study, known as BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel), is an open-label study planned to enroll 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab (Bavencio®). PrECOG LLC, a leading cancer research network, is managing the BRACELET-1 study.

The study will examine the expression of immune-related biomarkers to identify changes in T cell population between pre-treatment and on-therapy biopsies and seek to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination will also be evaluated. Similar to the AWARE-1 study (see below), the results of this study may provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population where we presented compelling mBC survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our planned phase 3 registration study, permitting for a smaller study with a higher likelihood of clinical success.

The first patient was dosed in the second quarter of 2020. In the third quarter of 2020, we continued patient enrollment and treatment and study initiating activities including selecting and readying additional clinical trial sites.

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study, which was announced in September 2018, from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. In 2019, we announced preliminary trial data demonstrating viral replication and promotion of inflammation following systemic administration of pelareorep when combined with Tecentriq®. In 2020, we published an electronic-poster with clinical data demonstrating that pelareorep induced an adaptive immune response in the tumor microenvironment (TME) and highlighted the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep.

The study plans to enroll 38 patients. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy in breast cancer and to confirm biomarker data for breast cancer. The primary objective of this study is to supplement the existing randomized phase 2 results by providing key biomarker data points to enhance our probability of success in the phase 3 registration study. The results of this study may also provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination.

In the third quarter of 2020, we continued patient enrollment and treatment.

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab
During the third quarter of 2020, we dosed the first patient in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. The phase 2 trial, known as IRENE (INCMGA00012 and the oncolytic virus pelaREorep in metastatic triple-NEgative breast cancer), will investigate the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor retifanlimab (INCMGA00012) in patients with unresectable locally advanced or metastatic triple-negative breast cancer (TNBC). This single-arm, open-label, phase 2 study plans to enroll 25 patients and will be conducted at the Rutgers Cancer Institute of New Jersey and the Ohio State University Comprehensive Cancer Center.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study will also evaluate changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Pancreatic cancer study combining pelareorep and Keytruda®
During the third quarter of 2020, we continued patient treatment in our IST supported by Merck Inc. (Merck), Northwestern University and Oncolytics. This study, an extension of our phase 1 study (REO 024), will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second-line pancreatic cancer patients. The study plans to enroll approximately 40 patients. Preliminary data indicate that the combination of pelareorep and pembrolizumab resulted in tumor-specific replication, a high degree of T cell repertoire turnover, and the creation of new T cell clones in the peripheral blood during treatment.

Multiple myeloma study combining pelareorep and Opdivo®
During the third quarter of 2020, we continued patient enrollment in the safety cohort of our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients. The safety cohort will investigate the combination of a proteasome inhibitor with the checkpoint inhibitor prior to the addition of pelareorep.

Post Q3 2020 Developments

In October 2020, we entered into a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The phase 1/2 trial, known as GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1), will investigate the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study will be conducted at 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and blood-based biomarkers (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

Manufacturing and Process Development

During the third quarter of 2020, we completed a current good manufacturing practices (cGMP) production run and the associated release testing, continued distribution activities with the product supply and initiated activities for a product fill. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep at the 100-liter scale. Ongoing bulk manufacture and expanded filling capabilities are both part of the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the third quarter of 2020, we had been issued over 394 patents including 49 US and 18 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

2020 U.S. "at-the-market" equity distribution agreement
During the three month period ending September 30, 2020, we sold 1,493,769 common shares for gross proceeds of US$2,829,208. We incurred share issue costs of $191,051.

Financial Impact

We estimated at the beginning of the third quarter of 2020 that our cash requirements to fund our operations for the year will be between $23 - $25 million. Our actual cash usage for the nine month period ending September 30, 2020 was $16,337,004 for operating activities, $29,305 for the acquisition of property and equipment and $347,946 for the payment of office leases. Our net loss for the period was $13,176,385, which included a non-cash change in fair value of warrant derivative gain of $3,705,096 and a foreign exchange gain of $393,358 primarily due to unrealized translation gain on U.S. dollar denominated cash balances.
Cash Resources

We ended the third quarter of 2020 with cash and cash equivalents totaling $26,710,802 (see “Liquidity and Capital Resources”).

Subsequent Events

Between October 1, 2020 and October 30, 2020, we issued 835,556 common shares for gross proceeds of US$1,837,353 through our June 2020 ATM equity distribution agreement.

Pelareorep Development for the Remainder of 2020

Our planned 2020 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our 2020 clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors, prove the usefulness of biomarkers across various indications, and combine with other anti-cancer agents as we develop our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2020 manufacturing program includes completing production of 100-liter cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2020 will be approximately $23 - $25 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Third Quarter Results of Operations
(for the three months ended September 30, 2020 and 2019)

Net loss for the three month period ended September 30, 2020 was $6,748,632 compared to $3,528,644 for the three month period ended September 30, 2019. Net loss for the three month period ended September 30, 2020 included a non-cash change in fair value of warrant derivative gain of $60,264 (September 30, 2019 - loss of $122,498) and a foreign exchange loss of $506,349 (September 30, 2019 - gain of $41,618).

Research and Development Expenses (“R&D”)

	2020 $	2019 $
Clinical trial expenses	768,230	337,134
Manufacturing and related process development expenses	1,602,554	361,476
Intellectual property expenses	212,132	153,507
Research collaboration expenses	41,466	31,742
Other R&D expenses	1,201,027	674,484
Share based payments	28,863	101,401
Research and development expenses	3,854,272	1,659,744

Clinical Trial Expenses

	2020 $	2019 $
Clinical trial expenses	768,230	337,134

Our clinical trial expenses for the third quarter of 2020 were $768,230 compared to $337,134 for the third quarter of 2019. In the third quarters of 2020 and 2019, our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the third quarter of 2020, these costs included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to our BRACELET-1 study. In the third quarter of 2019, these costs included patient enrollment and treatment for our AWARE-1 study and study initiation activities for our BRACELET-1 study.

In the third quarter of 2020, in addition to activities related to our breast cancer program, we also incurred costs related to data management consultants and our IRENE study. In the third quarter of 2019, our other clinical activities included close out costs related to our fully enrolled legacy clinical trials and costs related to patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

Manufacturing & Related Process Development Expenses (“M&P”)

	2020 $	2019 $
Product manufacturing expenses	1,566,257	313,489
Process development expenses	36,297	47,987
Manufacturing and related process development expenses	1,602,554	361,476

Our M&P expenses for the third quarter of 2020 were $1,602,554 compared to $361,476 for the third quarter of 2019. During the third quarter of 2020, our product manufacturing costs primarily related to the completion of a cGMP production run and the associated testing, as well as shipping and storage costs of our bulk and vialed product. During the third quarter of 2019, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product and production run testing.

Our process development expenses for the third quarter of 2020 focused on stability studies and analytical development, and for the third quarter of 2019 focused on analytical development.

Intellectual Property Expenses

	2020 $	2019 $
Intellectual property expenses	212,132	153,507

Our intellectual property expenses for the third quarter of 2020 were $212,132 compared to $153,507 for the third quarter of 2019. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the third quarter of 2020, we had been issued over 394 patents including 49 US and 18 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2020 $	2019 $
Research collaboration expenses	41,466	31,742

Our research collaboration expenses were $41,466 for the third quarter of 2020 compared to $31,742 for the third quarter of 2019. Our research collaborations in the third quarters of 2020 and 2019 included studies investigating the interaction of the immune system and pelareorep.

Other Research and Development Expenses

	2020 $	2019 $
R&D personnel related expenses	1,188,460	637,671
Other R&D expenses	12,567	36,813
Other Research and Development expenses	1,201,027	674,484

Our Other Research and Development expenses were $1,201,027 for the third quarter of 2020 compared to $674,484 for the third quarter of 2019. The change in R&D personnel related expenses in the third quarter of 2020 compared to the third quarter of 2019 was primarily as a result of costs associated with changes in personnel and recruitment related costs incurred as we look to expand our U.S. office to support our clinical program.

The change in Other R&D expenses in the third quarter of 2020 compared to the third quarter of 2019 was primarily due to decreased travel expenses as a result of COVID-19.

Share Based Payments

	2020 $	2019 $
Share based payments	28,863	101,401

Non-cash share based payment expenses for the third quarter of 2020 were $28,863 compared to $101,401 for the third quarter of 2019. We incurred share based payment expenses associated with the vesting of options and share awards to officers and employees. In the third quarter of 2020, we also recognized a recovery of share based payment expenses as a result of changes in personnel and the forfeiture of unvested options.

Operating Expenses

	2020 $	2019 $
Public company related expenses	1,597,314	933,858
Office expenses	582,346	636,175
Depreciation - property and equipment	21,891	24,483
Depreciation - right-of-use assets	87,878	90,522
Share based payments	172,213	148,983
Operating expenses	2,461,642	1,834,021

Our operating expenses for the third quarter of 2020 were $2,461,642 compared to $1,834,021 for the third quarter of 2019. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $1,597,314 for the third quarter of 2020 compared to $933,858 for the third quarter of 2019. The change in our public company related expenses in the third quarter of 2020 was primarily due to increased investor relations activities and an increase in insurance premiums. This is partly offset by transaction costs of $233,143 incurred in the third quarter of 2019 related to our August 2019 public offering (see note 5 of our interim consolidated financial statements).

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the third quarter of 2020, our office expenses were $582,346 compared to $636,175 for the third quarter of 2019. The change was primarily related to changes in personnel.

Non-cash share based payment expenses in the third quarter of 2020 were $172,213 compared to $148,983 in the third quarter of 2019. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2020 $	2019 $
Change in fair value of warrant derivative	60,264	(122,498)

In the third quarter of 2020, we recognized a gain of $60,264 on the change in fair value of our warrant derivative compared to a loss of $122,498 in the third quarter of 2019. The change in fair value in the third quarter of 2020 was as a result of several factors including changes in the market price of our shares to US$1.69 on September 30, 2020 from US$1.88 on June 30, 2020. The change in fair value in the third quarter of 2019 was as a result of several factors including changes in the market price of our shares to US$0.57 on September 30, 2019 from US$0.54 on August 16, 2019.

Foreign Exchange (Loss) Gain

	2020 $	2019 $
Foreign exchange (loss) gain	(506,349)	41,618

Our foreign exchange loss was $506,349 for the third quarter of 2020 compared to a gain of $41,618 for the third quarter of 2019. The foreign exchange loss incurred in the third quarter of 2020 was primarily due to unrealized translation loss on U.S. dollar denominated cash balances. The foreign exchange loss incurred in the third quarter of 2019 was primarily due to unrealized translation gain on U.S dollar denominated cash balances, partly offset by unrealized translation loss on U.S. denominated accounts payable.

Results of Operations
(for the nine month period ending September 30, 2020 and 2019)

Net loss for the nine month period ending September 30, 2020 was $13,176,385 compared to $13,721,246 for the nine month period ending September 30, 2019. Net loss for the nine month period ended September 30, 2020 included a non-cash change in fair value of warrant derivative gain of $3,705,096 (September 30, 2019 - loss of $122,498) and a foreign exchange gain of $393,358 (September 30, 2019 - loss of $202,440).

Research and Development Expenses (“R&D”)

	2020 $	2019 $
Clinical trial expenses	1,853,871	1,608,186
Manufacturing and related process development expenses	2,949,229	3,302,211
Intellectual property expenditures	799,717	759,339
Research collaboration expenses	246,942	102,575
Other R&D expenses	2,807,515	2,024,243
Share based payments	225,772	325,000
Research and development expenses	8,883,046	8,121,554

Clinical Trial Program

	2020 $	2019 $
Clinical trial expenses	1,853,871	1,608,186

Our clinical trial expenses were $1,853,871 for the nine month period ending September 30, 2020 compared to $1,608,186 for the nine month period ending September 30, 2019. Our clinical trial activities related primarily to the preparation and development of our breast cancer registration program. During the nine month period ending September 30, 2020, these costs included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to our BRACELET-1 study. During the nine month period ending September 30, 2019, these costs included startup activities and patient enrollment and treatment for our AWARE-1 study as well as costs to complete our supporting regulatory documents and key opinion leader activities.

During the nine month period ending September 30, 2020, in addition to activities related to our breast cancer program, we also incurred consulting costs related to data management, close out costs related to our fully enrolled legacy clinical trials and costs related to our Opdivo® combination and IRENE studies. During the nine month period ending September 30, 2019, our other clinical activities included close out costs related to our fully enrolled legacy clinical trials, patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep, and expenses related to updating our supporting regulatory documents.

We still expect our clinical trial expenses to increase in 2020 compared to 2019. During 2020, we expect to make significant progress in the development of our registration program, generate clinical data with checkpoint inhibitors and prove the effectiveness of biomarkers across various indications.

Manufacturing & Related Process Development (“M&P”)

	2020 $	2019 $
Product manufacturing expenses	2,838,438	3,142,323
Process development expenses	110,791	159,888
Manufacturing and related process development expenses	2,949,229	3,302,211

Our M&P expenses for the nine month period ending September 30, 2020 were $2,949,229 compared to $3,302,211 for the nine month period ending September 30, 2019. During the nine month period ending September 30, 2020, our product manufacturing costs primarily related to a cGMP production run, a product fill and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product. During the nine month period ending September 30, 2019, our product manufacturing costs primarily related to the completion of training and engineering production runs as well as shipping and storage costs of our bulk and vialed product.

Our process development expenses for the nine month period ending September 30, 2020 were $110,791 compared to $159,888 for the nine month period ending September 30, 2019. During the nine month period ending September 30, 2020, our process development activities focused on stability studies and analytical development. During the nine month period ending September 30, 2019, our process development activities focused on analytical development studies.

We now expect our M&P expenses for 2020 to remain consistent with 2019. For the remainder of 2020, we expect to complete our product fill, label and store sufficient product as well as continue to perform analytical development and other non-clinical projects to support our clinical development program and other collaborative requirements.

Intellectual Property Expenses

	2020 $	2019 $
Intellectual property expenses	799,717	759,339

Our intellectual property expenses for the nine month period ending September 30, 2020 were $799,717 compared to $759,339 for the nine month period ending September 30, 2019. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the nine month period ending September 30, 2020, we had been issued over 394 patents including 49 U.S. and 18 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses will remain consistent in 2020 compared to 2019.

Research Collaborations

	2020 $	2019 $
Research collaborations	246,942	102,575

Our research collaboration expenses for the nine month period ending September 30, 2020 were $246,942 compared to $102,575 for the nine month period ending September 30, 2019. During the nine month periods ending September 30, 2020 and 2019, our research collaborations included studies investigating the interaction of the immune system and pelareorep.

We still expect that our research collaborations in 2020 will increase compared to 2019. We expect to complete our ongoing collaborative program carried over from 2019 and will continue to be selective in the types of new collaborations we enter into in 2020.

Other Research and Development Expenses

	2020 $	2019 $
R&D personnel related expenses	2,729,058	1,876,695
Other R&D expenses	78,457	147,548
Other Research and Development expenses	2,807,515	2,024,243

Our Other Research and Development expenses for the nine month period ending September 30, 2020 were $2,807,515 compared to $2,024,243 for the nine month period ending September 30, 2019. The change in R&D personnel related expenses for the nine month period ending September 30, 2020 compared to the nine month period ending September 30, 2019 was due to costs related to changes in personnel, recruitment related costs and an increase in headcount as we look to expand our U.S. office, partly offset by personnel cost recovery from Pfizer related to BRACELET-1.

The change in Other R&D expenses for the nine month period ending September 30, 2020 compared to the nine month period ending September 30, 2019 was primarily due to decreased travel expenses as a result of COVID-19.

We still expect our Other Research and Development expenses in 2020 to increase compared to 2019 as a result of our need for additional U.S. personnel to implement our clinical program.

Share Based Payments

	2020 $	2019 $
Share based payments	225,772	325,000

During the nine month period ending September 30, 2020, our non-cash share based payment expenses were $225,772 compared to $325,000 for the nine month period ending September 30, 2019. We incurred share based payment expenses associated with the vesting of options and share awards to officers and employees. In the third quarter of 2020, we also recognized a recovery of share based payment expenses as a result of changes in personnel and the forfeiture of unvested options.

Operating Expenses

	2020 $	2019 $
Public company related expenses	5,394,493	2,499,783
Office expenses	2,141,806	2,069,428
Depreciation - property and equipment	67,520	98,190
Depreciation - right-of-use assets	271,034	272,201
Share based payments	628,749	486,491
Operating expenses	8,503,602	5,426,093

Our operating expenses for the nine month period ending September 30, 2020 were $8,503,602 compared to $5,426,093 for the nine month period ending September 30, 2019. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the nine month period ending September 30, 2020, our public company related expenses were $5,394,493 compared to $2,499,783 for the nine month period ending September 30, 2019. The change was due to increased investor relations and business development activities and the associated professional expenses, as well as an increase in insurance premiums. This is partly offset by decreased travel expenses as a result of COVID-19 and transaction costs of $233,143 incurred in the third quarter of 2019 related to our August 2019 public offering (see note 5 of our interim consolidated financial statements).

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the nine month period ending September 30, 2020, we incurred office expenses of $2,141,806 compared to $2,069,428 during the nine month period ending September 30, 2019. The change was primarily related to costs associated with changes in personnel.

During the nine month period ending September 30, 2020, our non-cash share based payment expenses were $628,749 compared to $486,491 for the nine month period ending September 30, 2019. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

We still expect our operating expenses in 2020 to increase compared to 2019 primarily as a result of our continued investment in business development activities, increased insurance premiums, and increased investor relations activities.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2020 $	2019 $
Change in fair value of warrant derivative	3,705,096	(122,498)

During the nine month period ending September 30, 2020, we recognized a gain of $3,705,096 on the change in fair value of our warrant derivative compared to a loss of $122,498 for the nine month period ending September 30, 2019. The change in fair value during the nine month period ending September 30, 2020 was as a result of several factors including changes in the market price of our shares to US$1.69 on September 30, 2020 from US$4.76 on December 31, 2019, and the revaluation on warrants exercised. The change in fair value in the nine month period ending September 30, 2019 was as a result of several factors including changes in the market price of our shares to US$0.57 on September 30, 2019 from US$0.54 on August 16, 2019.

Foreign Exchange Gain (Loss)

	2020 $	2019 $
Foreign exchange gain (loss)	393,358	(202,440)

Our foreign exchange gain for the nine month period ending September 30, 2020 was $393,358 compared to a loss of $202,440 for the nine month period ending September 30, 2019. The foreign exchange gain incurred during the nine month period ending September 30, 2020 was primarily due to unrealized translation gain on U.S dollar denominated cash balances. The foreign exchange loss incurred during the nine month period ending September 30, 2019 was primarily due to unrealized translation loss on U.S dollar denominated cash balances, partly offset by unrealized translation gain on U.S. denominated accounts payable.
Commitments

As at September 30, 2020, we were committed to payments totaling approximately $10,181,986 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. All of these committed payments are considered to be part of our normal course of business.

Our commitments include one-half of the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as the cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. As at September 30, 2020, we recorded nil (December 31, 2019 - US$1,500,000) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement and US$309,148 (December 31, 2019 - US$652,306) in other liabilities representing future trial costs to be incurred.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed.

During the third quarter of 2020, we entered into a lease for our Barbados office space. We recognized a $297,737 right-of-use asset and a lease liability of the same amount. The incremental borrowing rate applied to the lease liability was 15%.

Our total undiscounted lease liability as at September 30, 2020 is as follows:

Maturity analysis - contractual undiscounted cash flows
September 30, 2020
Less than one year	383,311
One to five years	210,470
More than five years	—
Total undiscounted lease liability as at September 30, 2020	593,781

Summary of Quarterly Results
(in thousands, except per share data)

	2020			2019				2018
	Sept	June	Mar	Dec	Sept	June	Mar	Dec
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(6,749)	(6,827)	400	(19,402)	(3,529)	(5,254)	(4,939)	(4,819)
Basic (loss) earnings per common share(1)(2)	$(0.16)	$(0.17)	$0.01	$(0.71)	$(0.16)	$(0.26)	$(0.27)	$(0.28)
Diluted loss per common share(3)	$(0.16)	$(0.17)	$(0.04)	$(0.71)	$(0.16)	$(0.26)	$(0.27)	$(0.28)
Total assets(4)	31,242	34,604	34,553	19,658	16,285	15,302	16,461	14,865
Total cash(4)	26,711	29,911	30,567	14,148	12,299	12,276	14,214	13,700
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share between September 2020 and July 2019 are non-cash change in fair value of warrant derivative gain (loss) of $60,264, $(507,150), $4,151,982, $(12,486,310) and $(122,498), respectively. There was no change in fair value of warrant derivative gain (loss) between June 2019 and October 2018.
(2)Included in net (loss) income and (loss) earnings per common share between September 2020 and October 2018 are quarterly share based payment expenses of $201,076, $260,640, $392,805, $658,662, $250,384, $260,184, $300,923, and $483,016, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 10,135,816 common shares for net cash proceeds of $28.7 million in 2020 (2019 - 14,798,704 common shares for net cash proceeds of $21.5 million).
(5)We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2020 Financing Activities

Public offering
During the nine month period ending September 30, 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

2018 U.S. "at-the-market" equity distribution agreement
During the nine month period ending September 30, 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538,342. We incurred share issue costs of $856,754.

2020 U.S. "at-the-market" equity distribution agreement
During the nine month period ending September 30, 2020, we sold 1,807,878 common shares for gross proceeds of US$3,479,212. We incurred share issue costs of $406,416.

2019 Financing Activities

Common Stock Purchase Agreement
During the nine month period ending September 30, 2019, we sold 1,379,024 common shares for gross proceeds of US$2,663,768 and issued 11,348 commitment shares. The commitment shares have been valued at fair value of US$21,998 and have been recorded as share issue costs in addition to cash share issue costs of $3,757.

2018 U.S. "at-the-market" equity distribution agreement
During the nine month period ending September 30, 2019, we sold 1,572,745 common shares for gross proceeds of US $3,030,892. We incurred share issue costs of $160,556.

Public offering
On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27 (see Notes 4 and 5 of our interim consolidated financial statements). Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$0.90 until August
16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values.

Liquidity

As at September 30, 2020, we had cash and cash equivalents and working capital positions as follows:

	September 30, 2020 $	December 31, 2019 $
Cash and cash equivalents	26,710,802	14,148,021
Working capital position	27,493,607	14,570,105

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity offering sales agreement in June 2020 (see Note 5 of our interim consolidated financial statements). We will use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2020 will be between $23 - $25 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2020. Factors that will affect our anticipated cash usage in 2020, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2020.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at September 30, 2020, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2020, the fair value of our warrant derivative was $333,224 (December 31, 2019 - $8,508,764).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2020 by approximately $153,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $27,500. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $3,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2020 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	18,551,370	27,766	23,795
Accounts payable and other liabilities	(450,346)	(80,295)	—
Warrant derivative	(249,812)	—	—
	17,851,212	(52,529)	23,795

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 43,298,907 common shares outstanding at October 30, 2020. If all of our options, restricted share units and performance share units (2,447,503), common share purchase warrants with a $9.025 exercise price (1,730,894) and common share purchase warrants with a US$0.90 exercise price (265,757), were exercised or were to vest, we would have 47,743,061 common shares outstanding.

Our 2019 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2020 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.